Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For December 2004

MAYNE GROUP LIMITED

(Translation of Registrant’s Name into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X   .

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Media Releases /ASX Announcements

Exhibit 1	–	Mayne and Zydus sign MOU for a strategic intent to set up a new manufacturing joint venture in India

Exhibit 2	–	Mayne acquires a leading Spanish Generic Pharmaceutical business

Exhibit 3	–	Mayne Pharma and Strides Arcolab conclude co-operation, development and supply agreement

Exhibit 4	–	Mayne sells Port Macquarie Base Hospital to NSW Government

EXHIBIT 1

Media Release

13 December 2004

MAYNE AND ZYDUS SIGN MOU FOR A STRATEGIC INTENT TO SET UP A NEW MANUFACTURING JOINT VENTURE IN INDIA

Mayne Group Limited (ASX: MAY) and Zydus Cadila, one of India’s leading healthcare players, have signed a Memorandum of Understanding (MoU) with a strategic intent for setting up a new manufacturing Joint Venture Company (JVC) to explore opportunities to construct and operate selected cytotoxic (anti-cancer) finished product and active pharmaceutical ingredient (API) manufacturing facilities in India.

The joint venture agreement will pool the strengths of both companies for strategic advantage. Zydus Cadila has expertise all across the value chain, in manufacturing and marketing intermediates, APIs and a wide range of finished dosage forms and has been looking at opportunities to leverage these strengths. This opportunity is also consistent with Mayne’s broader strategy of pursuing opportunities in a high quality, low-cost and generic friendly environment such as India, and its intention to achieve vertical integration through the ownership of API development and manufacturing facilities.

The JVC would leverage Zydus Cadila’s expertise in handling complex manufacturing processes in API and a wide range of finished dosage forms and its ability to establish and operate pharma projects of world class standards and secure regulatory approvals from global regulatory bodies (e.g. USFDA). It would also leverage Mayne’s longstanding experience in specialty pharmaceuticals, particularly injectable oncology products, its regulatory expertise, and its global sales and marketing capabilities. The JVC will provide selected high quality products at cost competitive prices in the global generics market.

The partnership will explore win-win opportunities for both companies. While Mayne would stand to gain by diversifying its manufacturing capabilities and meet patent expiry in key target markets and address future capacity requirements, Zydus Cadila will gain a partner who has a proven track record in manufacturing and marketing of injectable oncology products and other specialty products in the global market.

Speaking on the new development, Mr. Pankaj R. Patel, Chairman and Managing Director of Zydus Cadila said, “Over the last few years we have been exploring several opportunities to leverage our strengths and unleash further value for the company. This new development would lead us further on in this direction. We see a tremendous potential for growth and mutually beneficial opportunities emerging as a result of this alliance and it is our intent to convert them into strategic advantage for both companies.”

EXHIBIT 1

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said he saw value in gaining access to additional high quality cytotoxic manufacturing capacity in a low-cost and generic-friendly environment.

“In the coming months we will carefully evaluate this opportunity. The cost and time-to-market benefits of manufacturing API and finished products in these environments are compelling and represent a significant opportunity to build on our current capability at our existing cytotoxic facility at Mulgrave.”

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

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Media and investor enquiries

Larry Hamson

Ph: +61 3 9868 0380

Mb: +61 3 407 335 907

EXHIBIT 2

ASX & Media Release

15 December 2004

MAYNE ACQUIRES A LEADING SPANISH GENERIC PHARMACEUTICAL BUSINESS

Mayne Group Limited (ASX:MAY) announced today that its Mayne Pharma business unit has acquired one of Spain’s leading specialised hospital generic pharmaceutical distribution businesses from Laboratorios Farmacéuticos ROVI SA (ROVI) for €12.2 million plus inventory worth an estimated €3.5 million.

This acquisition follows last month’s announcement that Mayne’s paclitaxel product had been launched by ROVI into the Spanish market.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said the acquisition was another important step in Mayne’s geographic expansion strategy and further consolidated its leading position in the European generic hospital market.

“With the ROVI acquisition, we have improved our European competitiveness by securing a direct sales and marketing presence in Spain. Together with our other Mayne Pharma sales teams in Europe, we now sell directly to customers in each of the five largest pharmaceutical markets in the region,” Mr James said.

“This deal also improves the returns we will generate from each product we develop and enables us to fully benefit from the increasing use of generic pharmaceuticals in Spain,” he said.

Mayne has acquired the distribution rights for ROVI’s existing generic hospital product portfolio of 14 injectable products and will also benefit from ROVI’s pipeline of three injectable products that are in advanced stages of registration or launch.

ROVI’s proven sales and marketing team and key management personnel have deep experience and a strong reputation in the hospital sector. Mayne will also leverage ROVI’s leading market positioning through the co-promotion of key new products in the critical first year following the acquisition.

Mr James said that the deal met Mayne’s acquisition criteria by immediately increasing earnings and generating a return on invested capital (ROIC) in excess of Mayne’s cost of capital in its first full year of ownership.

“With ROVI’s experienced sales and marketing team and the strong portfolio of new products coming to the Spanish market, we will hit the ground running and expect to generate sales in excess of €6.5 million in the second half of fiscal 2005,” he said.

EXHIBIT 2

“This should increase in the following years through the launch of the current products in the pipeline as well as additional products in Mayne’s global product pipeline that we have identified as strong candidates for this market,” he said.

Mayne first established a relationship with ROVI in 2003 as its marketing partner in Spain for pamidronate, an injectable drug used for hypercalcemia. ROVI’s recent launch of Mayne’s irinotecan and paclitaxel means that three of Mayne’s key oncology products are currently being distributed in Spain by ROVI and Mayne will now get the full margin benefits from the sale of these products.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

Laboratorios Farmacéuticos ROVI SA (ROVI) is a leading Spanish pharmaceutical company devoted to the research, manufacturing and selling of pharmaceutical products. In 2003, ROVI was awarded the Principe Felipe Prize for corporate excellence in the category of technological innovation, highlighting the enormous therapeutic interest of ROVI’s proprietary compound Bemiparin (second generation Low Molecular Weight Heparin). ROVI also has a direct presence in Portugal and through distributors in many other countries.

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Media and investor enquiries

Larry Hamson

General Manager Corporate Relations

Ph: +61 3 9868 0380

Mb: +61 3 407 335 907

EXHIBIT 3

ASX and Media Release

22 December 2004

MAYNE PHARMA AND STRIDES ARCOLAB CONCLUDE CO-OPERATION, DEVELOPMENT AND SUPPLY AGREEMENT

Mayne Group Limited (ASX:MAY) announced today that its Mayne Pharma business unit has entered into an agreement with Strides Arcolab Limited, a leading Indian developer and manufacturer of pharmaceuticals, to develop and manufacture six specialised injectable, non-cytotoxic products for Mayne to market and distribute in the US.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said the relationship with Strides would enable Mayne to benefit from the lower research and development and manufacturing costs in India and enable Mayne to get these specialised products to market more efficiently than if the products were sourced internally.

“These injectable drugs require specialised development and manufacturing capabilities that would take Mayne some time and investment to develop. Strides has these competencies so we will get to market more quickly with less cost than if we had decided to proceed on our own”, Mr James said.

“The deal with Strides is consistent with our strategy of marrying our broad international sales and marketing capabilities for generic and specialty hospital pharmaceuticals with a globally competitive supply chain”, he said.

Based on IMS data, the products generated sales in the US in excess of US$ 350 million in the 12 months to 30 June 2004. It is expected that development of the molecules will commence early in the second half of fiscal 2005 and following US Food and Drug Administration (USFDA) approval be launched into the US market in fiscal 2007.

Mayne will make payments to Strides based on the successful achievement of agreed development and commercial milestones.

Arun Kumar, Strides Group CEO says “We are delighted to have entered into this strategic relationship with Mayne for some of our highly specialized range of injectable hospital products. We are extremely confident that with Mayne’s strong marketing and Strides R&D and supply chain both companies could significantly benefit”.

He further commented that the relationship with Mayne further consolidates Strides partnering philosophy for the US hospital market.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the development and manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products. Additional information is available at the company’s website at www.maynegroup.com.

Strides Arcolab Limited, listed on the Indian National Stock Exchange (STAR) and Bombay Stock Exchange has a global presence in more than 50 countries. The company has factories in India, Brazil, Mexico and USA. The Indian manufacturing

EXHIBIT 3

facilities for the regulated markets are approved by major regulatory bodies such as MHRA, EU, TGA and MCC. Additional information is available at the company’s website at www.stridesarco.com.

Media and investor enquiries

Mayne Group Limited

Larry Hamson

General Manager Corporate Relations

Ph: +61 3 9868 0380

Mb: +61 3 407 335 907

EXHIBIT 4

ASX & Media Release

23 December 2004

MAYNE SELLS PORT MACQUARIE BASE HOSPITAL TO NSW GOVERNMENT

Mayne Group Limited (ASX:MAY) announced today that it had entered into an agreement to sell Port Macquarie Base Hospital to the State Government of New South Wales. Under the arrangement, ownership and operation of the hospital is expected to transfer by mid-February 2005.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said that the agreement provided certainty to doctors and staff at the hospital as well as to the Hastings community.

“The doctors and staff at Port Macquarie Base Hospital have continued to provide the high levels of care and service that the community has come to expect and this agreement resolves uncertainty regarding the hospital’s future,” he said.

The agreement has secured the employment for all staff at the hospital under terms no less favourable than those which currently exist, and will facilitate a smooth transfer of hospital’s operations to the NSW public health system.

Under the agreement, the NSW government will discontinue the legal action it brought against Mayne earlier this year in relation to the proposed transfer of Port Macquarie Base Hospital to Affinity Health.

The sale will not have a material impact on Mayne’s financial results in the 2005 financial year. Mayne will have no liabilities with respect to the historical or future operation of the hospital.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

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Media and investor enquiries

Larry Hamson

General Manager Corporate Relations

Ph: +61 3 9868 0380

Mb: +61 3 407 335 907

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Karen Kee
Name:	Karen Kee
Title:	Company Secretary

Date: 5 January 2005